EXHIBIT 99

                                  PRESS RELEASE

          STATE STREET CORPORATION NAMES TWO NEW DIRECTORS TO ITS BOARD


BOSTON, September 22, 1997...The Board of Directors of State Street Corporation (NYSE:STT), a leading servicer and manager of financial assets, announced today the election of David P. Gruber, president and chief executive officer of Wyman-Gordon Company, and Diana Chapman Walsh, president of Wellesley College, to State Street's board of directors.

"State Street enthusiastically welcomes David and Diana to our board. Both are accomplished individuals whose talents and expertise will greatly benefit our organization," said Marshall N. Carter, chairman and CEO of State Street Corporation.

Mr. Gruber began his career with General Tire and Rubber Company. From 1978 to 1991, Mr. Gruber was with Compagnie de Saint-Gobain serving in various managerial capacities including vice president of Coated Abrasives and vice president of Advanced Ceramics, Norton Company. In 1991, Mr. Gruber joined Wyman-Gordon as president and chief operating officer and he became CEO of the company in 1994.

In addition to serving on the board of Wyman-Gordon and now State Street Corporation, Mr. Gruber also serves on the Board of Trustees of Manufacturers Alliance. Mr. Gruber received a bachelor of science degree in chemistry from Ohio State University in 1965.

Dr. Walsh became the twelfth president of her alma mater, Wellesley College, in 1993. A former chairman of the Department of Health and Social Behavior at the Harvard School of Public Health, Dr. Walsh is considered to be one of the nation's leading experts in public health policy. Prior to joining Harvard's faculty, Dr. Walsh was a University Professor at Boston University and Professor of Social and Behavioral Sciences in the School of Public Health.

Dr. Walsh serves on the board of directors of the Consortium On Financing Higher Education and is a member of the American Council on Education (ACE) Commission on International Education. Dr. Walsh earned her bachelor of arts degree in English in 1966. She also received a master of science in journalism and a doctor of philosophy in health policy from Boston University. Her academic honors include an honorary Doctor of Humane Letters from Boston University and an honorary Doctor of Humane Letters, honoris causa, from Deree College, American College of Greece.

With Over $3.4 trillion in assets under custody and over $350 billion under management, State Street is a leading servicer and manager of financial assets worldwide. Services are provided from offices in the United States, Canada, Cayman Islands. Netherlands Antilles, United Kingdom, France, Belgium, Luxembourg, Denmark, Germany, United Arab Emirates, People's Republic of China, Taiwan, Japan, Australia and New Zealand. State Street is traded on the New York Stock Exchange under the symbol STT.